Exhibit 4.7

DESCRIPTION OF DERMTECH, INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, DermTech, Inc., had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: common stock, $0.0001 par value per share, or Common Stock. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “DMTK.”

Unless the context otherwise requires, all references to “DermTech,” “we” or “us” in this Exhibit 4.7 refer to DermTech, Inc.

DESCRIPTION OF OUR CAPITAL STOCK

General

The summaries below describe the current rights of our stockholders under (i) our Amended and Restated Certificate of Incorporation, or the Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on August 29, 2019, as amended by a Certificate of Amendment, or the Certificate of Amendment, filed with the Delaware Secretary of State on August 29, 2019, and by the Certificate of Designation of Preferences, Rights and Limitations for our Series A Convertible Preferred Stock, or the Series A Certificate of Designation, filed with the Delaware Secretary of State on August 29, 2019, the Certificate of Designation of Preferences, Rights and Limitations for our Series B-1 Convertible Preferred Stock, or the Series B-1 Certificate of Designation, filed with the Delaware Secretary of State on March 2, 2020, the Certificate of Designation of Preferences, Rights and Limitations for our Series B-2 Convertible Preferred Stock, or the Series B-2 Certificate of Designation, filed with the Delaware Secretary of State on March 2, 2020, and (ii) our bylaws; however, these summaries may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the rights of our stockholders and are qualified in their entirety by reference to the Delaware General Corporation Law, or the DGCL, and the various documents of ours that are referred to in the summaries, as well as reference to the Amended and Restated Certificate of Incorporation, as amended, a copy of which is filed as an exhibit to this report.

The share numbers and prices discussed below reflect the effects of our August 29, 2019 one-for-two reverse stock split and, as applicable, the ratio of the exchange of shares of our Common Stock for shares of DermTech Operations, Inc. common stock in connection with our August 29, 2019 business combination, or the Business Combination.

Authorized Capital Stock

The Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment, the Series A Certificate of Designation, the Series B-1 Certificate of Designation and the Series B-2 Certificate of Designation, referred to collectively as the Amended and Restated Certificate of Incorporation, authorizes the issuance of up to 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,250 shares are designated Series A Convertible Preferred Stock, 3,200 shares are designated Series B-1 Convertible Preferred Stock and 525 shares are designated Series B-2 Convertible Preferred Stock.

Dividends

The Amended and Restated Certificate of Incorporation provides that holders of the Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any of our preferred stock then outstanding. Our board of directors is authorized, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to the rights of holders of preferred stock to receive dividends. Pursuant to the Series A Certificate of Designation, Series B-1 Certificate of Designation and the Series B-2 Certificate of Designation, holders of the Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, respectively, are entitled to receive dividends on an as-converted basis equal to and in the same form as dividends actually paid on shares of our Common Stock when, as and if such dividends are paid on such Common Stock.

Liquidation Preference

The Amended and Restated Certificate of Incorporation provides that in the event of dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the preferential rights of any of our preferred stock then outstanding. Our board of directors is authorized, without action by the our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to the liquidation preference of holders of preferred stock. The Series A Certificate of Designation, Series B-1 Certificate of Designation and Series B-2 Certificate of Designation provide that holders of the Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, respectively, shall participate pari passu with the holders of our Common Stock on an as-converted basis.

Conversion Rights and Protective Provisions

Holders of our Common Stock have no conversion rights under the Amended and Restated Certificate of Incorporation or our bylaws. Our board of directors is authorized, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to conversion rights. The Series A Certificate of Designation provides that each share of Series A Convertible Preferred Stock is convertible into 500 shares of Common Stock, subject to adjustment as provided in the Series A Certificate of Designation, provided that in no event shall any shares of Series A Convertible Preferred Stock be convertible if such conversion would result in the Holder of such shares beneficially owning more than 9.99% of our then-outstanding shares of Common Stock.

Each share of Series B-1 Convertible Preferred Stock is convertible into 1,000 shares of Common Stock, subject to adjustment as provided in the Series B-1 Certificate of Designation. Each share of Series B-1 Convertible Preferred Stock will automatically convert into Common Stock on the first trading day after the approval of our March 4, 2020 private placement, or the 2020 PIPE, by the stockholders of DermTech, or the Stockholder Approval, which we have agreed to seek at a stockholder meeting to be held on or before June 30, 2020. We will not undertake any conversion of the Series B-1 Convertible Preferred Stock, and no stockholder will have the right to convert any portion of its Series B-1 Convertible Preferred Stock, until after we obtain the Stockholder Approval.

Each share of Series B-2 Convertible Preferred Stock is convertible into 1,000 shares of Common Stock, subject to adjustment as provided in the Series B-2 Certificate of Designation. Each share of Series B-2 Convertible Preferred Stock will be convertible into Common Stock at the option of the holder, provided that conversion will be prohibited (i) until the first trading day after the Stockholder Approval and (ii) following the Stockholder Approval, if, as a result of any such conversion, the holder would beneficially own in excess of 9.99% of our then-outstanding shares of Common Stock.

Number and Classification of Directors

The Amended and Restated Certificate of Incorporation and our bylaws provide that our board of directors is divided into three classes serving three-year terms, with one class being elected each year. The number of directors, which may be fixed from time to time by our board of directors, was fixed at eight upon the completion of the Business Combination and classified into three separate classes.

Preemption Rights

There are no preemption rights applicable to the issuance of new shares under the Amended and Restated Certificate of Incorporation.

Removal of Directors; Vacancies on the Board of Directors

The Amended and Restated Certificate of Incorporation and our bylaws provide that, subject to the rights of the holders of any series of our preferred stock, directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, subject to the rights of the holders of any series of our preferred stock, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by a vote of the stockholders.

Voting Stock

The Amended and Restated Certificate of Incorporation provides that the holders of our Common Stock are entitled to one vote for each share of Common Stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Notwithstanding the foregoing, pursuant to the terms of our 2020 PIPE, the holders of shares of Common Stock acquired in such private placement and any transferees of such shares may not vote such shares on any proposal for the Stockholder Approval (as defined above).

Our board of directors is authorized, without action by our stockholders, to designate and issue shares of our preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to the voting rights of the holders of our preferred stock. The Series A Certificate of Designation provides that holders of the Series A Convertible Preferred Stock shall have no voting rights, except with respect to certain protective provisions set forth in the Series A Certificate of Designation relating to the powers, preferences and rights of the Series A Convertible Preferred Stock. The Series B-1 Certificate of Designation provides that holders of the Series B-1 Convertible Preferred Stock shall have no voting rights, except with respect to certain protective provisions set forth in the Series B-1 Certificate of Designation relating to the powers, preferences and rights of the Series B-1 Convertible Preferred Stock. The Series B-2 Certificate of Designation provides that holders of the Series B-2 Convertible Preferred Stock shall have no voting rights, except with respect to certain protective provisions set forth in the Series B-2 Certificate of Designation relating to the powers, preferences and rights of the Series B-2 Convertible Preferred Stock.

Redemption

The Amended and Restated Certificate of Incorporation and our bylaws do not contain any provisions granting redemption rights to any holder of our Common Stock. Our board of directors is authorized, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to the redemption rights of the holders of preferred stock. The Series A Certificate of Designation, Series B-1 Certificate of Designation and Series B-2 Certificate of Designation provide, respectively that the Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock are not redeemable.

Anti-Takeover Provisions

Certain provisions of Delaware law, our Amended and Restated Certificate of Incorporation and/or our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of DermTech, as described below.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, a business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation and bylaws include a number of provisions that may discourage or delay attempts to take over DermTech or effect change to our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure DermTech, outweigh the disadvantages of discouraging takeover proposals.

Amendment of Certificate of Incorporation or Bylaws

As required by the DGCL, any amendment of the Amended and Restated Certificate of Incorporation must first be approved by a majority of our board of directors and, if required by law or the Amended and Restated Certificate of Incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote on the amendment as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our bylaws and Amended and Restated Certificate of

Incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote on these amendments as a class.

Our bylaws may be amended by the affirmative vote of a majority of our directors then in office, subject to any limitations set forth in our bylaws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that our stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

No Cumulative Voting Rights

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting rights in the election of our directors. Accordingly, stockholders holding a majority of our outstanding voting power will be able to elect all of our directors.

Board Composition; Removal of Directors; Number of Directors; Vacancies

The Amended and Restated Certificate of Incorporation and our bylaws provide that our board of directors is divided into three classes serving three-year terms, with one class being elected each year. Our bylaws provide that, subject to the rights of holders of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. These provisions make it difficult for stockholders to remove directors and may prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder Actions; Special Meetings of Stockholders

Our Amended and Restated Certificate of Incorporation provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. Additionally, our bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of DermTech.

Issuance of Undesignated Preferred Stock

The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of DermTech by means of a merger, tender offer, proxy contest or otherwise.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell such shares provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned our restricted shares for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•	1% of the total number of shares then outstanding; or
•	the average weekly reported trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company that has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

The filing of our Current Report on Form 8-K on September 5, 2019 was intended to satisfy the filing of the “Form 10 Information” and commence the one year holding period of Rule 144(i).

Lock-Up Agreements

In connection with our 2020 PIPE, our directors and officers entered into a Lock-Up Agreement, or the Lock-Up Agreement, pursuant to which our directors and officers agreed that they would not sell, offer to sell, pledge, or transfer any Company securities, subject to certain limited exceptions, until May 29, 2020.

Additionally, certain of our securityholders are bound by a Letter Agreement, as amended, among DermTech, DermTech’s previous sponsor Centripetal, LLC and certain former directors and officers of DermTech, or the Letter Agreement, pursuant to which (i) 50% of the shares acquired prior to our initial public offering and currently held by those securityholders were locked up until the earlier of one year after the date of the Business Combination or the date on which the closing price of our common stock has equaled or exceeded $8.00 per share (which dollar amount reflects the reverse stock split) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (ii) the other 50% of such shares are locked up until one year after the date of the Business Combination. On December 12, 2019, as a result of our stock price during the preceding 30 trading days and in accordance with the Letter Agreement, we released 190,678 shares from the lock-up contained in the Letter Agreement. 190,678 shares remain subject to the lock-up contained in the Letter Agreement until one year after the date of the Business Combination.

Cowen Investments II LLC, a securityholder, is bound by an Amended and Restated Unit Subscription Agreement between DermTech and Cowen Investments LLC, pursuant to which 68,125 shares acquired in connection with our initial public offering are locked up, with (i) 50% of such shares locked up until the earlier of one year after the date of the Business Combination or the date on which the closing price of our common stock has equaled or exceeded $25.00 per share (which dollar amount reflects the reverse stock split) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (ii) the other 50% of such shares locked up until one year after the date of the Business Combination.

Limitations on Liability and Indemnification Matters

Our Amended and Restated Certificate of Incorporation provides that we shall indemnify our directors and officers, provided that they have acted in good faith and in a manner which they reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. This indemnity shall not extend to a suit by or in the right of DermTech in which any director or officer has been adjudged to be liable to us, unless and to the extent that the court making such adjudication determines that the director or officer in question is fairly and reasonably entitled to indemnity for expenses that the court deems proper. We shall not indemnify any director or officer in respect of a proceeding initiated by such director or officer unless such proceeding was authorized by our board of directors.

Any indemnification of our directors or officers by us is conditioned on the director or officer in question notifying us in writing as soon as possible of any proceeding for which indemnity will or could be sought, unless we have confirmed to the director or officer that we are aware of such proceeding. We may elect to participate in or assume the defense of any such proceeding at our own expense. We shall not be required to indemnify our directors or officers for any amounts paid in settlement without our written consent, which consent will not be unreasonably withheld. Any indemnified director or officer will have the right to advancement of expenses upon our receipt of written notice therefor and an undertaking by or on behalf of any such director or officer to repay all amounts advanced if it shall ultimately be judicially determined that such person is not entitled to be indemnified.

We shall not indemnify any director or officer to the extent such director or officer is reimbursed from the proceeds of insurance. In the event we make any indemnification payments and the director or officer in question is subsequently reimbursed from the proceeds of insurance, such director or officer shall promptly refund us to the extent of such insurance reimbursement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street 30th Floor, New York, NY 10004-1561 and its telephone number is (212) 509-4000.